THE DAVEY TREE
EXPERT COMPANY



NOTICE OF
2002 ANNUAL MEETING
AND
PROXY STATEMENT

R. Douglas Cowan
Chairman of the Board and
  Chief Executive Officer

Karl J. Warnke
President and
  Chief Operating Officer

April 19, 2002

Dear Shareholder:

You are cordially invited to attend the Annual Meeting of Shareholders to be held at The Davey Institute, Kent, Ohio at 5:00 p.m. on Tuesday,   May 21, 2002. We hope you will be able to attend.

The Notice of Annual Meeting of Shareholders and the Proxy Statement, which are included in this booklet, describe the matters to be acted upon at the meeting. Regardless of the number of shares you own, your vote on these matters is important. Whether or not you plan to attend the meeting, we urge you to mark your choices on the enclosed proxy card and sign and return it in the envelope provided. If you later decide to vote in person at the meeting, you will have an opportunity to revoke your proxy and vote by ballot.

We look forward to seeing you at the meeting.

Sincerely,

R. DOUGLAS COWAN   KARL J. WARNKE
Chairman of the Board and   President and
Chief Executive Officer   Chief Operating Officer

THE DAVEY TREE EXPERT COMPANY

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS

The Annual Meeting of Shareholders of The Davey Tree Expert Company will be held at The Davey Institute, Kent, Ohio, at 5:00 p.m. on Tuesday, May 21, 2002. The purpose of the meeting is:

1. To elect directors to the class whose term expires in 2005.

2. To hear reports and to transact any other business that may properly come before the meeting.

Shareholders of record at the close of business on March 30, 2002, are entitled to notice of and to vote at the meeting.


For the Board of Directors,

DAVID E. ADANTE
Secretary


April 19, 2002

THE DAVEY TREE EXPERT COMPANY

PROXY STATEMENT

The Board of Directors of The Davey Tree Expert Company requests your proxy for use at the Annual Meeting of Shareholders to be held on May 21, 2002, and at any adjournments of that meeting. This Proxy Statement is to inform you about the matters to be acted upon at the meeting.

If you attend the meeting, you can vote your shares by ballot. If you do not attend, your shares can still be voted at the meeting if you sign and return the enclosed proxy card. Shares represented by a properly signed card will be voted in accordance with the choices marked on the card. If no choices are marked, the shares will be voted to elect as directors the nominees listed on pages three and four. You may revoke your proxy before it is voted by submitting another proxy card with a later date or by giving notice to the Company in writing or orally at the meeting.

This Proxy Statement and the enclosed proxy card are being mailed to shareholders on or about April 19, 2002. The Company's executive offices are located at 1500 North Mantua Street, Kent, Ohio 44240. Its telephone number is (330) 673-9511.

ELECTION OF DIRECTORS

The Company's Board of Directors is now composed of ten directors, three directors in the class whose terms expire in 2002, three directors in the class whose terms expire in 2003 and four directors in the class whose terms expire in 2004. Provided the Shareholders vote to elect the directors nominated in this proxy, one vacancy, as described below, will exist on the Board of Directors after the 2002 Annual Meeting of Shareholders. Each of the directors serves for a term of three years and until a successor is elected. The Board met five times during the last fiscal year.

Nominees for election as directors for the term expiring in 2005, as well as present directors, whose term will continue after the meeting, appear below. The Board of Directors recommends you vote for the nominees listed.

Nominees for Directors Whose Terms Expire in 2005

R. Douglas Cowan, age 61, has been a director of the Company since 1982, Chairman of the Board since 1997, and Chief Executive Officer since 1988, and was President for more than five years until 1999 when his successor was elected. Mr. Cowan is a member of the Board of Trustees of Kent State University, appointed by Governor Bob Taft in 1997.

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Russell R. Gifford, age 62, has been a director of the Company since 1997. He has been a Consultant with The Gifford Group since 2001 and was President of Consolidated Natural Gas System, an unregulated marketing arm of CNG Energy Services Corporation, from 1994 to his retirement in 1997. Mr. Gifford is a director of Applied Industrial Technologies, Inc., a parts and service distribution company.

Dr. Carol A. Cartwright, age 60, has been the President of Kent State University since 1991. Previously, she was Vice Chancellor for Academic Affairs at the University of California at Davis and Dean for Undergraduate Programs and Vice Provost at The Pennsylvania State University.

Dr. Cartwright served as President of the Akron Roundtable Board of Trustees. She also serves on the board of directors of KeyCorp and PolyOne Corporation of Cleveland and FirstEnergy Corp. of Akron.

Dr. Cartwright also chaired the board of directors of the American Association for Higher Education and served on the board of directors of the American Council on Education. She serves on the board of directors of the National Association of State Universities and Land-Grant Colleges and the National Collegiate Athletic Association. In August 1999, President Clinton appointed Dr. Cartwright to the Board of Trustees of the Woodrow Wilson International Center for Scholars and in August 2000, she was named to the Knight Commission on Intercollegiate Athletics.

Present Directors Whose Terms Expire in 2003

Karl J. Warnke, age 50, has been a director of the Company since 2000. He has been President and Chief Operating Officer of the Company since 1999. Prior to that, Mr. Warnke was Executive Vice President of the Company since 1993 and was Vice President and General Manager, Utility Services, since 1988.

Willard R. Holland, age 66, has been a director of the Company since 2000. He was Chairman of the Board and Chief Executive Officer of FirstEnergy Corporation, an electric utility, since 1997. He was also Chairman of the Board and Chief Executive Officer of Pennsylvania Power, an electric utility, since 1993 and until his retirement as Chief Executive Officer in 1999 and as Chairman in 2000. Prior to that, he was Chief Executive Officer of Ohio Edison, one of the predecessors of FirstEnergy Corporation, from 1993 to 1997 and Chairman of Ohio Edison from 1996 to 1997. He is a director of A. Schulman, Inc., a supplier of fabricated plastics to manufacturers.

Richard S. Gray, age 70, has been a director of the Company since 1991. He had been President of Enterprise Development, Incorporated, a nonprofit organization that provides counsel and assistance to new enterprises, since April 1987 and until his retirement in 1998. He was a director of SIFCO Industries, Inc., a provider of specialty components for aerospace applications, until his retirement in 2002.

Present Directors Whose Terms Expire in 2004

R. Cary Blair, age 62, has been a director of the Company since 1989. He has been Chairman and Chief Executive Officer of the Westfield Companies, a regional property, casualty, and life insurance company headquartered in Westfield, Ohio, since before 1996. He has been a director of the Westfield Companies since 1984 and is a director of Inter-Ocean Reinsurance Co., Ltd., a multi-line finite reinsurance concern. He is also a director of First Merit Corporation, a financial institution headquartered in Akron, Ohio.

Douglas K. Hall, age 50, has been a director of the Company since 1998. He has been Chief Executive Officer and Chairman of Earth Satellite Corporation, a provider of remote sensing utilizing geographic information systems (GIS) since 1999. Prior to joining Earth Satellite, he was Vice President and Chief Operations Officer of The Nature Conservancy, an international conservation organization with 900,000 members from 1996 to 1999. From 1993 to 1996, he served as Assistant Secretary for Oceans and Atmosphere and Deputy Administrator of the National Oceanic and Atmospheric Administration (NOAA) in the U.S. Department of Commerce.

James H. Miller, age 75, has been a director of the Company since 1985. Mr. Miller has been retired since 1986. Before his retirement, he was Vice President-Administration of GenCorp, Inc. (formerly the General Tire and Rubber Co.), a tire manufacturer.

There is currently a vacancy on the Board of Directors in the class whose terms expire in 2004.

Committees of the Board of Directors; Attendance

The present members of the Audit Committee are Messrs. Gifford (Chairman), Hall, and Miller. The Audit Committee reviews the proposed audit programs (including both independent and internal audits) for each fiscal year, the results of these audits, and the adequacy of the Company's systems of internal control. The Committee, which is composed entirely of outside directors, also recommends to the Board of Directors the appointment of the independent auditors for each fiscal year. The Audit committee met two times during the last fiscal year.

The present members of the Compensation Committee are Messrs. Blair (Chairman), Gifford, Gray, and Hall. The Compensation Committee, which must be composed entirely of outside directors, recommends to the Board of Directors the salaries and other compensation of executive officers of the Company and supervises the administration of the Company's benefits programs. The Compensation Committee met three times during the last fiscal year.

The present members of the Nominating Committee are Messrs. Blair, Cowan, Gray (Chairman), and Holland. The Nominating Committee screens and nominates candidates for election as directors and recommends committee members for appointment by the Board of Directors. The Nominating Committee will consider nominees for the Board of Directors recommended by shareholders. A shareholder who wishes to suggest a director candidate for consideration by the Nominating Committee should consult the applicable provision of the Company's Regulations, which are available for inspection at the Company's offices during business hours. The Nominating Committee met two times during the last fiscal year.

The present members of the Finance Committee are Messrs. Cowan, Gray, Holland, Miller (Chairman), and Warnke. The Finance Committee reviews the Company's annual business plan as developed by management and recommends it to the Board of Directors for approval. The Committee also reviews longer-term financial issues affecting the Company's ownership structure, financial condition and business plans. The Finance Committee met three times during the last fiscal year.

During the last fiscal year, each director attended at least 75% of the meetings of the Board of Directors and of the committees on which that Director served.

Compensation of Directors

The Company pays directors who are not executive officers of the Company a fee of $11,000 per year plus $1,000 for the first and $500 for each additional Board or Committee meeting attended on the same day, plus reasonably incurred travel and lodging expenses. Chairmen of Committees receive an additional retainer of $2,500 per year and a nonemployee Chairman of the Board receives an additional $5,000 retainer per year. Directors receive a fee of $500 for each teleconference meeting or written consent related to considering the authorization or taking of an action without a meeting. Directors may defer all or part of their fees in cash or stock equivalent units until their retirement as directors.

In addition, inside directors may not serve on the Compensation or Audit Committee. Outside directors generally serve on at least two committees.

Ownership of Common Shares

The following table shows, as of March 30, 2002, the number and percent of Common Shares of the Company beneficially owned by each nominee, director, the officers listed in the Summary Compensation Table, and all directors and officers as a group:

Name	Number of Shares [1][2]	Percent [2][3]
R. Douglas Cowan	354,586	4.40%
Karl J. Warnke	205,130	2.56%
R. Cary Blair	14,000	0.18%
Russell R. Gifford	10,200	0.13%
Richard S. Gray	16,000	0.20%
Douglas K. Hall	8,000	0.10%
Willard R. Holland	4,000	0.05%
James H. Miller	46,000	0.58%
David E. Adante	210,003	2.62%
C. Kenneth Celmer	160,247	2.00%
Howard D. Bowles	196,186	2.45%
19 directors and officers as a group, including those listed above	1,934,966	24.15%

1. Other than as described below, beneficial ownership of the Common Shares listed in the tables is comprised of sole voting and investment power, or voting and investment power, shared with a spouse.

    Includes shares allocated to individual accounts under the Company's 401KSOP and ESOP Plan (the "KSOP") with respect to which the following executive officers have only sole voting power as follows: R. Douglas Cowan, 47,064 shares; Karl J. Warnke, 19,335 shares; David E. Adante, 24,214 shares; C. Kenneth Celmer, 37,280 shares; Howard D. Bowles, 28,636 shares; and 287,615 shares by all officers as a group.

2. These include the right to purchase on or before May 29, 2002, upon the exercise of outstanding stock options, 104,000 Common Shares by Mr. Cowan, 76,000 Common Shares by Mr. Warnke, 76,000 Common Shares by Mr. Adante, 48,000 Common Shares by Mr. Celmer, 52,000 Common Shares by Mr. Bowles, and 602,800 Common Shares by all directors and officers as a group.

3. Percentage calculation based on total shares outstanding plus the options exercisable by the respective individual on or before May 29, 2002, in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934.

To the Company's knowledge, as of March 30, 2002, no person or entity was an owner, beneficial or otherwise, of more than five percent of the outstanding Common Shares of the Company. KeyBank National Association , trustee of the KSOP, 127 Public Square, 14th Floor, Cleveland, Ohio 44114, had, as of March 30, 2002, certain trustee imposed rights and duties with respect to Common Shares held by it. The number of Common Shares held in the KSOP as of March 30, 2002 was 2,827,492, 35.56% of the outstanding Common Shares of the Company.

REMUNERATION OF EXECUTIVE OFFICERS

The table below shows the cash compensation of the five highest paid executive officers of the Company whose aggregate cash compensation exceeded $100,000.

Summary Compensation Table

	Annual Compensation			
Name and Principal Position	**Year**	**Salary**	**Bonus**[1]	**All Other Annual Compensation**[2]
R. Douglas Cowan	2001	321,540	190,450	1,647
Chairman and	2000	310,000	0	1,547
Chief Executive Officer	1999	303,269	71,150	2,400
Karl J. Warnke	2001	248,845	153,500	1,921
President and	2000	211,539	0	1,406
Chief Operating Officer	1999	193,269	94,800	---
David E. Adante	2001	188,000	99,750	2,415
Executive Vice President,	2000	182,000	0	1,540
Chief Financial Officer	1999	180,115	33,025	2,400
and Secretary				
C. Kenneth Celmer	2001	161,925	103,950	1,600
Senior Vice President and	2000	154,500	30,000	2,237
General Manager, Residential	1999	140,115	81,750	2,400
and Commercial Services				
Howard D. Bowles	2001	155,770	101,100	1,855
Senior Vice President and	2000	149,846	0	1,712
General Manager,	1999	142,846	80,600	---
Davey Tree Surgery Company				

(1) Included payments made in Davey common stock at the year-end price of $12.00 per share as follows: R. Douglas Cowan, $16,548; Karl J. Warnke, $12,852; David E. Adante, $7,476; C. Kenneth Celmer, $7,896; Howard D. Bowles, $7,608.

(2) All other compensation represents amounts allocated to the participant accounts for each of the officers under the terms of the Company's 401KSOP and ESOP.

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<h2 style="color:green; text-align:center">Option Grants in Last Fiscal Year</h2>

The Company made no grants of stock options to any named executive officer during the last completed fiscal year.

<h2 style="color:green; text-align:center">Aggregated Option Exercises in Last Fiscal Year
and Fiscal Year End Option Values</h2>

Name	Shares Acquired On Exercise (#)	Value Realized ($) (1)	Number of Securities Underlying Unexercised Options Held at Fiscal Year End		Value of Unexercised In-the-Money Options at Fiscal Year End ($) (1) (2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
R. D. Cowan	48,000	$ 267,960	104,000	-0-	$ 473,800	$ -0-
Karl J. Warnke	32,000	172,240	76,000	-0-	347,150	-0-
David E. Adante	32,000	185,040	76,000	-0-	347,150	-0-
C. Kenneth Celmer	24,000	138,780	48,000	-0-	216,550	-0-
Howard D. Bowles	28,000	150,710	52,000	-0-	236,900	-0-

(1)   The value realized upon exercise of options is based on the difference between the option exercise price and the fair market value at the date of exercise.

(2)   The value of unexercised options is based on the year-end price of $12.00 per share.

Pension Plan Table

The table below shows estimated annual benefits payable under the employee retirement plan to an employee, including officers (other than to an employee who is subject to a collective bargaining agreement), retiring at age 65, and electing a life benefit without survivor options, with the years of benefit service and base compensation indicated. Such benefits are reduced to recognize in part the Company's cost of Social Security benefits related to service with the Company. The Company's plans also provide for the payment of benefits to an employee's surviving spouse or beneficiary.

Final Average Base Compensation	10 Years	15 Years	20 Years	25 Years	30 Years	35+ Years
100,000	5,008	7,512	10,016	12,521	15,025	17,529
125,000	6,508	9,762	13,016	16,271	19,525	22,779
150,000	8,008	12,012	16,016	20,021	24,025	28,029
170,000 and up	9,208	13,812	18,416	23,021	27,625	32,229

A participant generally will be credited with a year of benefits service for each year after December 31, 1996, that the participant was eligible to participate in the pension plan. An employee's Final Average Annual Compensation is the employee's average W-2 earnings for the years he participated in the plan and for the year 2001 cannot include compensation in excess of $170,000.

The credited years of service for Messrs. Cowan, Warnke, Adante, Celmer and Bowles are 16.4, 13.0, 19.0, 18.1, and 26.0, respectively.

The following is a graph which compares the five-year cumulative return from investing $100 on December 31, 1996, in each of Davey Tree Common Shares, the S&P 500 Index and the S&P Service (Commercial and Consumer) 500 Index, with dividends assumed to be reinvested.



Comparison of Five-Year Cumulative Total Return
The Davey Tree Expert Company

	1996	1997	1998	1999	2000	2001
Davey	100	146	181	149	129	143
S&P 500 Index	100	133	171	208	189	166
Service (Comml & Consumer) 500	100	137	113	107	69	94

REPORT OF COMPENSATION COMMITTEE

General

The Compensation Committee of the Board of Directors, composed entirely of non employee Directors, is responsible for management succession matters, for administering the Company's executive incentive and benefits programs, and for establishing salaries for executive officers. The Committee's recommendations in these matters are presented to the Board of Directors for approval. In its deliberations, the Committee periodically retains outside professionals to assess the fairness of the Company's compensation programs and meets frequently with the Chief Executive Officer of the Company to obtain management's recommendations on compensation issues.

Compensation Policies

The Committee is careful to align executive officer compensation with the interest of shareholders. The Committee has established a policy whereby a substantial portion of the compensation of executive officers, including the Chief Executive Officer, is contingent on the profitability of the Company. Approximately twenty to fifty percent of an executive officer's compensation is determined based on pretax profits of the Company, after a target return on shareholders' equity is achieved. The fundamental theory of this policy is that the shareholders of the Company are entitled to a fair pretax return on their investment before any incentive payments are made to executive officers. To the extent that the efforts of the executive officers result in a higher return on shareholders' equity, the Committee believes that the officers should be rewarded. The Committee and the Board of Directors believe that this compensation policy creates a significant incentive for management of the Company, which in turn creates long-term benefits for the shareholders.

Base Salary

Base salary levels are largely determined on the basis of comparisons with similar companies of approximately the same size. The Committee periodically retains a nationally known compensation consulting firm to conduct a compensation competitiveness study to determine the adequacy of the Company's compensation for executive officers compared to the compensation of officers in comparable companies. The last study was conducted in 2000, and compensation ranges were established by the Committee for each of the officers on the basis of job description and market comparisons. The Committee's general policy regarding base salary is that the Company's executive officers should be compensated near the "mid-point" of the market range established by the consultants, giving allowance to experience and provided that the Company's long-term goals are being achieved. None of the executive officers has an employment agreement with the Company.

The Committee reviews the performance of each of the officers of the Company with the Chief Executive Officer at each of its meetings and is particularly attentive to an assessment of the officers' performance against goals, demonstrated capabilities and development of subordinates. The salary adjustments for the Chief Executive Officer are determined solely by the Committee after an evaluation of the same criteria used for other executive officers. The officers of the Company are generally on a 12-15 month salary adjustment cycle.

Incentive Compensation

In 1979, the Board of Directors adopted a Management Incentive Compensation Plan designed to reward the Company's management group, which includes approximately 40 people, for above average profit performance. The Plan provides for the calculation of a "Bonus Fund" based on the average of the last three years' pretax profit performance. Under the terms of the Plan, a required return on the shareholders' equity is deducted from pretax profits, and a percentage of any excess amount is designated as a "Bonus Base". The Bonus Fund for the year equals an average of the Bonus Base for each of the preceding three years. This Bonus Fund is allocated by the Committee to the management group based on individual performance, operating group performance, as well as overall Company performance.

The Board of Directors has adopted a new Management Incentive Plan to be effective in 2002. The new plan is based on achieving a consolidated operating profit target. This operating profit target will be established each year by the Compensation Committee and ratified by the Board of Directors. The Bonus Fund will be determined each year based on that year's performance to target. If the consolidated operating profit is less than 80% of target, there will be no Bonus Fund. The amount of the Bonus Fund will increase the closer to target are the actual results. If results are above the target operating profit, the fund will increase correspondingly. The Bonus Fund will continue to be allocated by the Committee to the management group based on individual performance, operating group performance, as well as overall Company performance.

In 1994, the shareholders approved the 1994 Omnibus Stock Plan (the Plan), which consolidates into a single plan provisions for the grant of stock options, other stock-based incentives, and the maintenance of an employee stock purchase program. The Plan replaced the 1982 Employee Stock Purchase Plan and the 1987 Incentive Stock Option Plan, under which no future grants will be made. Provisions of the Plan give the Committee broad discretion to fashion the terms of awards in order to provide Davey Tree's employees with stock-based incentives that are appropriate under the circumstances. It is designed to foster long-term growth and performance by motivating employees through stock-based incentives and ownership, as well as

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enhance the Company's ability to attract and retain qualified employees and directors. Option grants are based on the fair market value of the Company's Common Shares on the date of grants, as established by an independent valuation firm, Management Planning, Inc. All employees of Davey Tree and its subsidiaries are eligible to participate in the Plan, and all nonemployee directors of Davey Tree are eligible to receive director options under the Plan. The committee believes the Plan provides incentives to increase the market performance of the Company's shares, thereby aligning the Company's interests with those of the shareholders.

By the Compensation Committee of the Board of Directors: R. Cary Blair, (Chairman), Russell R. Gifford, Richard S. Gray, and Douglas K. Hall

Indebtedness of Management

No executive officer, director, nominee or affiliate of any such person was indebted to the Company in excess of the reporting requirements of the General Rules and Regulations under the Securities Exchange Act of 1934 at any time during the year 2001.

INDEPENDENT AUDITORS

Change in Independent Auditors

On October 26, 2001, the Company engaged Ernst & Young LLP (Ernst & Young) as its new independent accountants to act as the principal accountant to audit the Company's consolidated financial statements.

The Board of Directors and its Audit Committee participated in and approved the engagement of Ernst & Young.

During the fiscal years ended December 31, 2000 and December 31, 1999 and through October 26, 2001, the Company did not consult with Ernst & Young regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's consolidated financial statements, and in no case was a written report provided to the Company nor was oral advice provided that was an important factor in reaching a decision by the Company as to accounting, auditing or financial reporting issues; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

On October 12, 2001, Deloitte & Touche LLP (Deloitte & Touche) was notified of their dismissal as independent auditors of the Company.

The reports of Deloitte & Touche on the Company's consolidated financial statements for the past two fiscal years ended December 31, 2000 and December 31, 1999 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audit of the Company's financial statements for the past two fiscal years ended December 31, 2000 and December 31, 1999, there were no disagreements with Deloitte & Touche on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Deloitte & Touche, would have caused Deloitte & Touche to make reference to the matter in their report ("Disagreements") with respect to the past two fiscal years ended December 31, 2000 and December 31, 1999. There were no Disagreements with Deloitte & Touche for the interim period subsequent to December 31, 2000.

Deloitte & Touche has not advised the Company that information has come to its attention that would materially impact the fairness or reliability of any interim or audited financial statements issued by the Company.

Fees and Other Matters

Audit Fees

Ernst & Young has billed the Company $178,000, in the aggregate, for professional services rendered by them for the audit of the Company's annual consolidated financial statements for the fiscal year ended December 31, 2001, and the review of the interim financial statements included in the Company's Form 10-Q for the quarterly period ended September 29, 2001.

Financial Information Systems Design and Implementation Fees

Ernst & Young did not provide professional services to the Company for financial information systems design and implementation.

All Other Fees

Ernst & Young only performed audit services during 2001 and, therefore, there were no nonaudit service fees.

Ernst & Young has advised the Company that neither the firm nor any member of the firm has any direct or indirect financial interest, in any capacity, in the Company or any of its subsidiaries.

At the Annual Meeting

Representatives of Ernst & Young will have the opportunity to make a statement at the Annual Meeting and will be otherwise available to respond to appropriate questions from the shareholders.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors has reviewed and discussed with management the audited consolidated financial statements of the Company.

The Committee reviewed with the independent auditors their judgments as to the quality, not just the acceptability of the Company's accounting principles, and such other matters as the Committee and the auditors are required to discuss under auditing standards generally accepted in the United States. Additionally, the Committee discussed with the auditors the auditors' independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board and considered the compatibility of nonaudit services with the auditors' independence.

Based on the foregoing reviews and discussions, the Committee recommended to the Board of Directors that the audited consolidated financial statements of the Company be included in the Company's annual report on Form 10-K for the year ended December 31, 2001 for filing with the Securities and Exchange Commission.

By the Audit Committee of the Board of Directors: Russell R. Gifford, (Chairman), Douglas K. Hall, and James H. Miller.

Audit Committee Charter and Independence of Committee Members

The Audit Committee Charter, as adopted by the Board of Directors, is attached hereto as Appendix A. All members of the Audit Committee are independent as defined in Section 303.01(B)(2)(a) and (3) of the New York Stock Exchange's listing standards.

GENERAL

Voting at the Meeting

Shareholders of record at the close of business on March 30, 2002 (the "record date") are entitled to notice of and to vote at the meeting. On that date, a total of 7,952,205 of the Company's Common Shares were outstanding and entitled to vote. Each of the Company's Common Shares is entitled to one vote.

Each shareholder has the right to vote cumulatively if any shareholder gives notice in writing to the President, any Vice President or the Secretary of the Company at least 48 hours before the time set for the meeting and an announcement of the notice is made at the beginning of the meeting by the Chairman or the Secretary, or by or on behalf of the shareholder giving notice. If cumulative voting is in effect, shareholders will be entitled to cast a number of votes equal to the number of shares voting multiplied by the number of directors to be elected. A shareholder may cast all of these votes for one nominee or distribute them among several nominees, as that shareholder sees fit. If cumulative voting is in effect, shares represented by each properly signed proxy card will also be voted on a cumulative basis, with the votes distributed among the nominees in accordance with the judgment of the persons named in the proxy card.

Under Ohio law, directors are elected by the votes of shareholders exercising a majority of the voting power of the Company present at a meeting at which a quorum is present, and proposals are adopted or approved by the vote of a specified percentage of the voting power of the Company. Abstentions and nonvotes are tabulated in determining the votes present at the meeting. Consequently, except as provided in the 401KSOP and ESOP Plan, an abstention or a nonvote has the same effect as a vote against a director nominee or a proposal, as each abstention or nonvote would be one less vote for a director nominee or a proposal.

If any of the nominees listed on pages three and four becomes unable or declines to serve as a director, each properly signed proxy card will be voted for another person recommended by the Board of Directors. However, the Board of Directors has no reason to believe that this will occur.

The Board of Directors knows of no other matters that will be presented at the meeting. However, if other matters do properly come before the meeting, the person named in the proxy card will vote on these matters in accordance with their best judgment.

Shareholder Proposals

Any shareholder who wishes to submit a proposal to be considered for inclusion in next year's Proxy Statement should send the proposal to the Company on or before December 22, 2002. Additionally, a shareholder may submit a proposal for consideration at next year's Annual Meeting of Shareholders, but not for inclusion in next year's Proxy Statement, if that proposal is submitted on or before March 4, 2003.

Expenses of Requesting Proxies

The Company will bear the expense of preparing, printing, and mailing this Notice and Proxy Statement. In addition to requesting proxies by mail, officers and regular employees of the Company may request proxies by telephone or in person. The Company will ask custodians, nominees, and fiduciaries to send proxy material to beneficial owners in order to obtain voting instructions. The Company will, upon request, reimburse them for their reasonable expenses for mailing the proxy material.

Annual Report

The Company's Annual Report to Shareholders, including financial statements for the fiscal year ended December 31, 2001, is being mailed to shareholders of record with this Proxy Statement.

For the Board of Directors,

DAVID E. ADANTE
Secretary

April 19, 2002

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APPENDIX A

Charter for the Audit Committee of the Board of Directors

The Company's outside auditors have ultimate accountability to the Board of Directors. The Audit Committee function is to assist the Board in its oversight responsibility through review and monitoring auditing, accounting and financial reporting processes, the quality and integrity of financial reports and the independence and performance of the Company's internal and outside auditors. The Audit Committee will consist of a minimum of three outside, independent directors, all financially literate, at least one experienced in finance or accounting. The Audit Committee will:

- Operate under a formal charter, which it will review and assess annually.

- Evaluate and recommend to the Board of Directors the outside auditors to be selected to audit the financial statements of the Company, including their replacement if deemed necessary.

- Review with the outside auditors and the Company's financial management the scope and thoroughness of proposed audits and audit procedures, including the costs associated therewith, and at the conclusion thereof review the actual audit, including comments or recommendations of the outside auditors.

- Discuss with the outside auditors the clarity, consistency and completeness of the Company's financial statements and related disclosures.

- Review with the full Board the results of the outside auditors' examination, as well as the Audit Committee's evaluation thereof.

- Review the annual internal audit plan of the Company and, from time to time, the work of internal audit.

- Recommend to the Board the inclusion of the annual financial statements in the annual report on Form 10-K and review the disclosures and content with management and outside auditors.

- Any issues related to quarterly financial statements that the outside auditors may wish to communicate to the Committee, prior to filings with the SEC, shall be discussed with the Chairman, who shall communicate thereafter with the entire Committee.

- Ensure that the outside auditors state annually, in writing, all relationships they have with the Company consistent with Independence Standards Board Standard 1 and, in conjunction therewith, review all nonaudit fees paid to them. Annually evaluate the independence and objectivity of the auditors.

- Bring to the attention of the full Board any material issues, including any improprieties by management or employees discovered by the outside auditors or the internal audit staff.

Adopted by the Board of Directors December 8, 2000

YOUR VOTE IS IMPORTANT.
PLEASE SIGN, DATE AND RETURN
YOUR PROXY

THE DAVEY TREE EXPERT COMPANY

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 21, 2002

This proxy is solicited by your Board of Directors, which recommends that you vote for the nominees listed in Item 1.

At the Annual Meeting of Shareholders of the Corporation to be held May 21, 2002, and at any adjournment, David E. Adante, Howard D. Bowles, C. Kenneth Celmer, Roger C. Funk, Wayne M. Parker and Richard A. Ramsey, and each of them, with full power of substitution in each, are hereby authorized to represent me and to vote my shares on the following:

1. Elect three Directors to the class to serve for a three-year term of office expiring at the Corporation's 2005 Annual Meeting of Shareholders. The nominees of the Board of Directors are: R. Douglas Cowan, Russell R. Gifford and Dr. Carol A. Cartwright.

(Instruction: On the line below, write the name of any nominee or nominees for whom authority to vote is withheld. This proxy cannot be voted for a greater number of persons than the number of nominees named.)

_____

Unless otherwise specified above, this Proxy will be voted for the nominees listed in Item 1.

2. Any other matter that may properly come before the meeting.

Please date and sign this Proxy exactly as your name appears on this card. If the address on this Proxy is incorrect, please note your correct address.

Date _____

Please sign here

_____

Joint Owner, if any sign here

☐ Please check this box if you plan to attend the Annual Meeting of Shareholders.

▲ Detach above card, sign, date and mail in postage paid envelope provided. ▲

THE DAVEY TREE EXPERT COMPANY

PLEASE ACT PROMPTLY
SIGN, DATE AND MAIL YOUR PROXY CARD TODAY

THE DAVEY TREE EXPERT COMPANY

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 21, 2002

This voting instruction is solicited by KeyBank National Association (the "Trustee") as trustee of The Davey 401KSOP and ESOP (the "Plan").

To KeyBank National Association, Trustee of The Davey 401KSOP and ESOP: As a participant, and a named fiduciary in the Plan, I hereby direct the Trustee to vote in person or by proxy at the Annual Meeting of Shareholders of the Corporation to be held May 21, 2002, and at any adjournment, as shown below.

The Board of Directors recommends that you vote for the nominees listed in Item 1.

1. Elect three Directors to the class to serve for a three-year term of office expiring at the Corporation's 2005 Annual Meeting of Shareholders. The nominees of the Board of Directors are: R. Douglas Cowan, Russell R. Gifford and Dr. Carol A. Cartwright.

(Instruction: On the line below, write the name of any nominee or nominees for whom authority to vote is withheld. This voting instruction cannot be voted for a greater number of persons than the number of nominees named.)

_____

Unless otherwise specified above, the Trustee will vote the shares specified below for the nominees listed in Item 1.

2. Any other matter that may properly come before the meeting.

(Instruction: Check one or both boxes)

☐ I direct the Trustee to vote the shares allocated to my account as of the record date in accordance with this voting instruction card.

☐ I direct the Trustee to vote the proportionate number of "nondirected" shares (shares allocated to other participants in the Plan for which the Trustee does not receive voting instructions) for which I may give voting instructions under the terms of the Plan in accordance with this voting instruction card.

If you do not complete and return this card, your shares will be voted, as provided in the Plan, proportionately in accordance with directions received from other participants in the Plan. If you wish to vote the nondirected shares differently from the shares allocated to your account, you may do so by requesting a separate voting instruction card from the Trustee at KeyBank, Attn: William Jordan, 127 Public Square, 14th Floor, Cleveland, OH 44114-1306.

Date _____

_____

Please sign here

Please date and sign this Instruction Card exactly as your name appears on this card.

☐ Please check this box if you plan to attend the Annual Meeting of Shareholders.

▲ Detach above card, sign, date and mail in postage paid envelope provided. ▲

THE DAVEY TREE EXPERT COMPANY

**PLEASE ACT PROMPTLY
SIGN, DATE AND MAIL YOUR INSTRUCTION CARD TODAY**